October 30, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:    Ethan Horowitz

Re:	Endeavour International Corporation

Form 10-K for Fiscal Year Ended

December 31, 2012

Filed March 18, 2013

Supplemental Response dated October 2, 2013

File No. 001-32212

Dear Mr. Horowitz:

Set forth below are the responses of Endeavour International Corporation, a Nevada corporation (the “Company”), to supplemental comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 23, 2013 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, File No. 001-32212, filed with the Commission on March 18, 2013 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2012

Properties, page 34

Reserves, page 36

1. In comment 1 of our September 19, 2013 letter, we asked for information required by Item 1203 of Regulation S-K. It appears that you omitted separate figures for UK proved undeveloped reserve changes during 2012 due to acquisition/divestiture, revisions, extensions and discoveries, improved recovery and conversion to developed status. Please affirm to us that you will disclose these items prospectively.

Securities and Exchange Commission

October 30, 2013

Response:

We acknowledge the Staff’s comment and will undertake to revise our future filings accordingly to disclose separate figures for UK proved undeveloped reserve changes due to acquisition/divestiture, revisions, extensions and discoveries, improved recovery and conversion to developed status. Given the nature of the proposed changes, we respectfully request the Staff’s concurrence with our position that no retroactive adjustments need to be made to our existing disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Revenues, page 48

2. In our prior comment 5, we requested disclosure of product prices and production costs for US, UK and in total. Your proposed price data has the heading “Realized Price ($ per BOE).” Please affirm that you will present prices for crude oil and natural gas as well as per BOE to comply with Item 1204 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and will undertake to revise our future filings accordingly to include product prices and production costs for US, UK and in total. Given the nature of the proposed changes, we respectfully request the Staff’s concurrence with our position that no retroactive adjustments need to be made to our existing disclosure.

Closing Comments

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 30, 2013

If you have any questions, please contact the undersigned at (713) 307-8700.

Sincerely,

Endeavour International Corporation

By:	/s/ Catherine L. Stubbs
Catherine L. Stubbs
Senior Vice President and
Chief Financial Officer

cc:	Wei Lu (Securities and Exchange Commission)

Kimberly Calder (Securities and Exchange Commission)

Ronald Winfrey (Securities and Exchange Commission)